	Exhibit 99(d)
HSBC Finance Corporation
Household Credit Card Master Note Trust I, Series 2002-1

Original Principal
Class A	507,111,000.00
Class B	52,889,000.00
Number of Bonds (000's)
Class A	507,111
Class B	52,889

		2004 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest Distributions		7,795,863.18

CLASS B
Class B Principal Distributions		0.00
Class B Interest Distributions		1,092,673.89